Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Rd
North Melbourne
Victoria, 3051
Australia

Appendix 4D

Half-year ended

30 June 2025

Results announcement to the market

Current Reporting Period:	**30 June 2025**
Previous Reporting Period:	30 June 2024

This page and the following pages comprise the half-year information given to the ASX under Listing Rule 4.2A.

The results are prepared in accordance with IFRS, and also comply with Australian Accounting Standards. Amounts are presented in United States Dollars (USD or US$).

	6 months to 30 June 2025	**Change**	**Change**	**Change**	**6 months to 30 June 2024**
	US$'000		**US$'000**	**%**	**US$'000**
Revenue from contracts with customers	390,359	Up	150,748	63	239,611
(Loss)/profit after income tax for the year attributable to members	(2,292)	Down	(21,883)	-	19,591
Total comprehensive income for the year attributable to members	3,255	Down	(22,447)	(87)	25,702

No dividend was proposed or paid. Should any dividends be paid in the future, no assurances can be given as to the level of franking credits attaching to such dividends.

	30 June 2025	**30 June 2024**
	Cents	**Cents**
(Loss)/profit per share	(0.68)	5.98
Net tangible assets per share	(68.37)	(6.48)
Dividend per share	-	-

Explanation of results

Telix continues to deliver strong revenue growth, with the Company generating total revenue of $390,359,000 for the half-year (2024: $239,611,000). As such, it has been a transitional period with Telix expanding business operations, making incremental investments to support the launch of new products and into new markets, and increasing planned investment into research and development (R&D) to accelerate the development of late-stage assets. As a result, operating expenditure in the half-year totalled $395,195,000 (2024: $216,738,000), positioning Telix for sustainable, long-term growth.

Telix has diversified the business to provide multiple opportunities for geographic expansion of Illuccix® and product expansion with the pending approvals of Zircaix®[1] and Pixclara®[1,2]. During the half-year, Telix expanded its supply chain with the acquisition of RLS Radiopharmacies and invested $81,583,000 (2024: $55,438,000) into R&D to progress the pipeline of therapeutic candidates.

Telix recorded an operating loss for the half-year of $2,292,000 (2024: profit $19,591,000), representing increased finance costs, due to the convertible bonds, of $15,774,000 (2024: $Nil) and increased depreciation and amortization costs of $9,585,000 (2024: $2,441,000). Income tax benefit for the year was $2,544,000 (2024: expense $3,282,000).

For further commentary on the Company's results and other information required by Listing Rule 4.2A, please refer to the Company's investor releases and Interim Report, including the Financial review and Financial report lodged with the ASX today.

Auditor's review

This report is based on the Interim financial report for the half-year ended 30 June 2025 of Telix Pharmaceuticals Limited and its controlled entities, which has been reviewed by PricewaterhouseCoopers (PwC). The Independent auditor's review report provided by PwC is included in the Interim financial report.

The Appendix 4D and Interim financial report for the half-year ended 30 June 2025 have been approved for release by the Board of Directors.

Genevieve Ryan
Company Secretary
21 August 2025

1. Brand name subject to final regulatory approval.
2. Planned resubmission in approximately three months.



Telix Pharmaceuticals Limited

ACN 616 620 369

Interim Report
30 June 2025

Lodged with the ASX under Listing Rule 4.2A

Contents

Directors' report

Directors

The Board of Directors of Telix Pharmaceuticals Limited is pleased to present its report on the consolidated entity (Group) for the half-year ended 30 June 2025 (H1 2025). The Group consists of Telix Pharmaceuticals Limited (Telix) and its wholly owned or controlled subsidiaries.

The following persons were Directors of Telix Pharmaceuticals Limited during the half-year ended 30 June 2025 and up to the date of this report:

Name	Title
Tiffany Olson	Non-Executive Director and Chair (appointed Chair 21 May 2025)
Christian Behrenbruch PhD	Managing Director and Group Chief Executive Officer
H Kevin McCann	Non-Executive Director and Chairman (retired 21 May 2025)
Marie McDonald	Non-Executive Director (appointed 3 March 2025)
Mark Nelson PhD	Non-Executive Director
Jann Skinner	Non-Executive Director
Anne Whittaker	Non-Executive Director (appointed 4 April 2025 and resigned 29 April 2025)

H1 2025 in review

Effective 1 January 2025, the Group has retrospectively changed its presentation currency from Australian Dollars to United States Dollars (USD or US$). All amounts presented in this report are in USD, unless specified otherwise. Refer to ASX announcement on 5 August 2025 and note 2.2 for further details.

Financial highlights

$390.4M
Revenue
Up $150.8M or 63% from H1 2024 driven by organic Illuccix® growth and RLS acquisition

53%
Gross margin
Reflects product mix shift to include RLS third-party sales, dose preparation, pharmacy and delivery costs

$2.3M
Net loss after tax
Includes $12.4M in non-cash interest unwind (convertible bonds)

$21.1M
Adjusted EBITDA[1]
Reflects investment in our pipeline, global manufacturing and commercial growth opportunities

Financial review

Revenue and gross margin

Revenue increased to $390.4 million for the half-year ended 30 June 2025, up by $150.8 million, or 63% compared to $239.6 million for the prior comparable period. Revenue from global sales of Illuccix® (^{68}Ga PSMA-11) was $305.8 million, with $79.0 million attributable to sales of third-party products and services by newly acquired RLS (USA), Inc. (RLS; RLS Radiopharmacies).

1. Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) is a non-IFRS alternative performance measure (APM). Refer to the reconciliation within the Alternative performance measures section of this report.

Gross margin was 53% for the half-year ended 30 June 2025 (compared to 66% in H1 2024). The Group's gross margin reflects the change in product mix following the acquisition of RLS and its sales of lower-margin SPECT[1] imaging products. RLS cost of sales includes both direct and indirect manufacturing and distribution costs associated with dose preparation and delivery of products to customers.

Total revenue and gross margin by half-year


400
300
200
100
0
US$M
70
65
60
55
50
%
17.1
90.3
148.8
184.2
239.6
277.0
390.4
56%
64%
63%
63%
66%
65%
53%
H1 2022
H2 2022
H1 2023
H2 2023
H1 2024
H2 2024
H1 2025
Revenue
Gross margin

Research and development (R&D)

Investment for the half-year increased to $81.6 million in line with the Company's higher revenue for the period. Expenditure predominantly focused on advancing clinical trials for late-stage therapeutic assets as well as scaling up manufacturing and inventory for the commercial launch of precision medicine assets.

R&D investment also included progressing the Zircaix®[2] (TLX250-CDx, ^{89}Zr-DFO-girentuximab) Biologics License Application (BLA), progressing towards resubmitting the New Drug Application (NDA) for Pixclara®[2] (TLX101-CDx, ^{18}F-floretyrosine or ^{18}F-FET), and completing target enrolment in Part 1 of the ProstACT Global Phase 3 trial.

1. Single photon emission computed tomography.
2. Brand name subject to final regulatory approval.

R&D investment is outlined below:

Projects	H1 2025	% of total R&D	H1 2024	% of total R&D
	US$M		US$M	
Therapeutic programs				
Late-stage clinical	32.5	40%	17.6	32%
Early-stage clinical	6.3	8%	2.4	4%
Pre-clinical	5.1	6%	3.7	7%
Precision Medicine programs				
Lifecycle management	6.4	8%	2.2	4%
New product development	27.6	34%	27.7	50%
Pre-clinical	4.1	5%	1.9	3%
Manufacturing Solutions programs				
Other research and development projects	2.7	3%	-	0%
Inter-segment R&D	(3.1)	(4%)	-	0%
Total product development R&D	**81.6**		**55.5**	

Group financial performance

Telix continues to deliver strong revenue growth while investing in its supply chain and progressing its pipeline of therapeutic candidates. These investments have transformed the Company, positioning it for sustainable, long-term growth, while its diversified business provides multiple opportunities for geographic and product expansion.

H1 2025 represents a transitional period which reflects expanded business operations, incremental investment to support the launch of new products and into new markets, and a planned increased investment in R&D as we accelerate the development of late-stage therapeutic assets.

Reported half-year loss after tax attributable to Telix shareholders was $2.3 million, compared to a net profit of $19.6 million in H1 2024. The net loss reflects the impact of finance costs on convertible bonds issued in July 2024 and increased investment in the Phase 3 ProstACT Global trial.

Adjusted EBITDA was $21.1 million, representing a decrease of $16.0 million or 43% when compared to $37.1 million in the prior comparable period, also reflecting the increased R&D and manufacturing investment.

Adjusted EBITDA bridge



75
50
25
0
US$M
37.1
26.6
(26.1)
(1.1)
(6.9)
(5.0)
(3.5)
21.1
H1 2024 Adjusted EBITDA
Commercial EBITDA increase
Investment in R&D
Investment in RLS
Investment in other manufacturing operations
Share-based payment charge
Other expenditure
H1 2025 Adjusted EBITDA
Increase
Total
Decrease

Cash balance and activities

Cash and cash equivalents were $207.2 million as at 30 June 2025 (31 December 2024: $440.0 million) with positive net operating cash flow consistently delivered.

Closing cash bridge


US$M
800M
700M
600M
500M
400M
300M
200M
100M
0M
440.0
372.0
(250.2)
(98.4)
(5.6)
17.7
(229.7)
(29.2)
8.4
207.2
Opening cash and cash equivalents
Customer receipts
Supplier payments
Employee costs
Other operating costs
Operating cash flow
Acquisitions & contingent consideration
Capital expenditure
Net financing cash flows and FX
Closing cash and cash equivalents

Operating activities

Net cash generated from operating activities was $17.7 million (H1 2024: $23.3 million). The primary sources of cash from operating activities were collections from sales of Illuccix and RLS collections from sales of SPECT and third party PET products of $372.0 million (H1 2024: $234.7 million). The improved customer receipts reflect sales growth from Illuccix and the newly acquired RLS third party product sales.

The primary uses of cash in operating activities were payments to suppliers and employees of $348.6 million (H1 2024: $207.3 million), including manufacturing and R&D expenditures to progress our late-stage assets and new product applications, selling and marketing efforts for Illuccix, interest paid of $5.9 million (H1 2024: $0.4 million), employee costs and income taxes paid (primarily in the U.S.) of $3.4 million (H1 2024: $4.5 million).

Investing activities

Net cash used in investing activities of $258.9 million (H1 2024: $30.4 million) mainly comprised payments for:

- $224.7 million for the acquisition of RLS, net of acquired cash.
- $17.1 million for the asset acquisitions of ImaginAb and the suite of FAP targeting candidates.
- $6.7 million (H1 2024: $3.1 million) for the build-out of Telix Manufacturing Solutions (TMS).

Precision Medicine

	H1 2025	% of revenue	H1 2024	% of revenue
	US$M		US$M	
Revenue	305.8		236.2	
Cost of sales	(108.8)		(82.4)	
Gross profit	**197.0**	**64%**	**153.8**	**65%**
Research and development costs	(38.1)	(12%)	(31.8)	(13%)
Selling and marketing expenses	(40.9)	(13%)	(24.4)	(10%)
Manufacturing and distribution costs	(4.1)	(1%)	(3.4)	(1%)
General and administration costs	(11.3)	(4%)	(11.6)	(5%)
Other losses (net)	(1.6)	(1%)	(1.9)	(1%)
Operating profit	**101.0**	**33%**	**80.7**	**35%**
Adjusted EBITDA	**104.6**	**34%**	**84.4**	**36%**

Revenue growth driven by Illuccix sales, gross margins remain stable

U.S. sales from Illuccix was the main driver with a 30% increase in revenue compared to H1 2024, reflecting continued growth in sales volume and market share gains. Average daily demand for doses continued to grow throughout the first half of the year.

Gross margin remained stable during the half-year ending at 64% (compared to 65% in the prior comparable period), reflecting stable manufacturing and distribution costs. This includes $6.2 million in inter-segment distribution fees to RLS.

Selling and marketing expenses were $40.9 million for the half-year ended 30 June 2025, an increase of $16.5 million, or 68%, compared to $24.4 million for H1 2024. This increase was primarily driven by focused incremental investment in salesforce operations in the U.S., to drive higher sales volumes of Illuccix and prepare for commercial sales in Europe following multiple regulatory approvals. This was partially offset by stable operating costs in other categories.

Investment in late stage precision medicine (imaging) candidates was $38.1 million for the half-year ended 30 June 2025, an increase of $6.3 million or 20%, compared to $31.8 million for H1 2024. The increase was primarily driven by the Zircaix[1] BLA and progressing the resubmission of the Pixclara[1] New Drug Application (NDA).

Therapeutics

	H1 2025	H1 2024	% change
	US$M	US$M	
Revenue	4.0	2.8	43%
Cost of sales	(0.1)	-	
Gross profit	**3.9**	**2.8**	**39%**
Research and development costs	(43.9)	(23.7)	85%
Selling and marketing expenses	(0.4)	(0.1)	300%
Manufacturing and distribution costs	(1.7)	-	-
General and administration costs	(2.0)	-	-
Operating loss	**(44.1)**	**(21.0)**	**110%**
Adjusted EBITDA	**(44.0)**	**(20.9)**	**111%**

1. Brand name subject to final regulatory approval.

Focused investment in late-stage therapeutic asset pipeline

Overall investment in therapeutics and other assets was $43.9 million (H1 2024: $23.7 million). This investment was concentrated on progressing Part 1 of the Phase 3 ProstACT Global trial and included site activations and patient dosing. Approximately 54% of the Group's R&D investment was directed towards progressing the Group's therapeutic programs.

Telix Manufacturing Solutions

	H1 2025	H1 2024	$ change
	US$M	US$M	
Revenue	80.5	0.5	80.0
Inter-segment revenue	33.8	-	33.8
Cost of sales, consisting of:	(103.5)	-	(103.5)
Direct cost of sales	(79.2)	-	(79.2)
Manufacturing and distribution costs	(24.3)	-	(24.3)
Gross profit	**10.8**	**0.5**	**10.3**
Research and development costs	(2.7)	-	(2.7)
Selling and marketing expenses	(7.6)	(0.1)	(7.5)
Manufacturing and distribution costs	(13.0)	(5.0)	(8.0)
General and administration costs	(7.1)	(1.5)	(5.6)
Other income (net)	-	0.1	(0.1)
Operating loss	**(19.6)**	**(6.0)**	**(13.6)**
Adjusted EBITDA	**(12.7)**	**(5.8)**	**(6.9)**

During H1 2025, the Group acquired RLS as we continue to establish an integrated radiopharmaceutical ecosystem, enhancing our ability to deliver novel therapeutic and diagnostic radiopharmaceuticals to patients. We believe this is an essential foundation for long-term commercial success across the breadth of our product pipeline. In the first five months of integrated operations, RLS generated $30.5 million of inter-segment revenue related to Illuccix, with an increase in average daily demand since acquisition, and recorded $75.3 million in sales of third-party PET and SPECT products. RLS also generated $3.7 million of third-party distribution service fee revenue.

RLS cost of sales comprises both:

- direct costs of materials used in the production of ready-to-inject doses, and
- manufacturing and distribution costs associated with the preparation and delivery of these radiopharmaceutical products.

The increase in costs during H1 2025 reflects the impact of the newly acquired RLS business, and full half-year impact of the Telix ARTMS (ARTMS) and IsoTherapeutics businesses, acquired during H1 2024. Costs also include $3.1 million in amortization of RLS intangible assets post acquisition.

RLS contributed $7.4 million towards the operating loss and $1.1 million towards the TMS segment's Adjusted EBITDA loss. Operating loss was driven by depreciation and amortization in the newly acquired businesses versus the comparative period. Adjusted EBITDA reflects the investment in manufacturing capabilities, particularly at ARTMS, Brussels South and IsoTherapeutics in 2025.

Operational highlights

Review of operations

Telix has articulated a clear growth strategy to deliver benefits to patients and shareholders through the advancement of its therapeutic and diagnostic portfolio of commercial and clinical stage products, robust supply chain and manufacturing, and continued innovation. Progress for the half-year ended 30 June 2025 is outlined in the following table.

Business

Therapeutics

Accelerating the development of Telix's late-stage and next-generation therapeutic pipelines.

2025 progress

Deliver our late-stage therapeutic pipeline:

TLX591 (^{177}Lu-rosopatamab tetraxetan):

- **ProstACT Global:** Completed target enrolment of 30 patients for Part 1 of Phase 3 trial in advanced metastatic castration-resistant prostate cancer (mCRPC)[1].
- Part 2 (randomization) approved in Australia, New Zealand, Canada and China[2], site initiation visits ongoing. Part 1 approved in Japan.

TLX250 (^{177}Lu-DOTA-girentuximab):

- **STARLITE-1:** Phase 1b/2 investigator-initiated trial (IIT)[3] enrolling patients in combination with cabozantinib and nivolumab, for clear cell renal cell carcinoma (ccRCC).
- **STARLITE-2:** Phase 2 IIT in combination with nivolumab[4]. Maximum tolerated dose (MTD) established when administered in combination with nivolumab. Enrolling expansion cohort at the MTD.
- **LUTEON:** Pivotal trial of TLX250 as a monotherapy in advanced metastatic ccRCC - ethics application submitted in Australia.

TLX101 (^{131}I-iodofalan, or ^{131}I-IPA):

- **IPAX-Linz:** Phase 2 IIT reported positive preliminary results in recurrent glioblastoma (GBM)[5].
- **IPAX BrIGHT[6]:** Ethics application approved in Australia to commence a Phase 3 pivotal trial in recurrent GBM; Clinical Trial Application (CTA) submitted in Europe.
- **IPAX-2:** Phase 1 trial in newly diagnosed patients, second cohort dosed.

TLX66 (^{90}Y-besilesomab):

- Phase 2 IIT in pediatric high-risk leukemia started dosing patients at Great Ormond Street Hospital (UK).

Build the next generation of radiopharmaceuticals:

- **TLX592 (^{225}Ac-PSMA-RADmAb):** Ethics application approved in Australia for a Phase 1, first-in-human (FIH) study of Telix's targeted alpha therapy candidate in advanced mCRPC.
- **TLX252 (^{225}Ac-DOTA-girentuximab):** Ethics application submitted in Australia for Phase 1, FIH study (ALPHIX).
- **TLX102 (^{211}At astato-l-phenylalanine, or ^{211}At-APA):** Orphan Drug Designation application filed in the U.S. and EU for treatment of glioma; preparing for FIH study in GBM and leptomeningeal disease (LMD) targeting commencement in 2026.
- **TLX400:** Completed the acquisition of a suite of clinically validated FAP[7]-targeting theranostic candidates[8]. Lead therapeutic candidate (^{177}Lu-DOTAGA.Glu.(FAPi)$_2$) data published in *Thyroid*[9], the official journal of the American Thyroid Association.
- **TLX300:** First patient dosed in the ZOLAR Phase 1 trial[10] of TLX300-CDx (^{89}Zr-olaratumab) in soft tissue sarcoma (STS)[11], aim to demonstrate proof of concept for therapy.
- **TLX090 (^{153}Sm-DOTMP):** Investigational New Drug (IND) application approved by U.S. Food and Drug Administration (FDA) for a Phase 1 bridging study for bone pain palliation (SOLACE).
- Acquired a pipeline of next-generation therapeutic candidates, proprietary novel biologics technology platform, and protein engineering and discovery research facility from antibody engineering company **ImaginAb, Inc.**[12]

1. Telix ASX disclosure 22 July 2025. ClinicalTrials.gov ID: NCT06520345.
2. IND approved in China 22 July 2025; Clinical Trial Notification (CTN) approved in Japan 20 June 2025; Clinical Trial Application (CTA) for Part 2 approved in Canada 22 May 2025.
3. ClinicalTrials.gov ID: NCT05663710.
4. ClinicalTrials.gov ID: NCT05239533.
5. Telix ASX disclosure 16 April 2025. EudraCT Number: 2021-006426-43.
6. Telix ASX disclosure 22 July 2025. ClinicalTrials.gov ID: NCT07100730.
7. Fibroblast activation protein.
8. Telix ASX disclosure 12 March 2025.
9. *Ballal et al. Thyroid. 2025.*
10. ClinicalTrials.gov ID: NCT06537596.
11. Telix media release 2 April 2025.
12. Telix ASX disclosure 31 January 2025.

Business

Precision Medicine

The commercial arm of Telix, maximizing near-term revenue while growing our market opportunity through expansion into new geographies and indications.

2025 progress

Grow our industry-leading precision medicine business:

Illuccix® (^{68}Ga PSMA-11):

- Global revenue $305.8 million up 30% on H1 2024.
- Positive decision on the decentralized Marketing Authorization Application (MAA) in the European Economic Area (EEA).
- EEA country-level approvals in Austria, Belgium, Cyprus, the Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Slovakia, Sweden.
- MAA approvals in the United Kingdom (UK)[1] and Brazil[2].
- **Illuccix China:** Phase 3 registration study[3] completed enrolment, preparing NDA.
- **Illuccix Japan:** Phase 3 registration study activating sites.
- **BiPASS™ study:** Phase 3 trial aimed at expanding Illuccix and Gozellix labels to include initial diagnosis. Open for enrollment in Australia, IND filed with FDA.
- Prior Approval Supplement (PAS) submitted to update U.S. Prescribing Information to include patient selection for radioligand therapy (RLT) in the pre-taxane setting.

Gozellix® (^{68}Ga PSMA-11):

- Next-generation PSMA-PET[4] imaging agent for prostate cancer approved by FDA[5].
- Cardinal Health, Inc. and RLS Radiopharmacies announced as distribution partners[6], first patients dosed[7].
- Permanent Healthcare Common Procedure Coding System (HCPCS) code granted by the U.S. Centers for Medicare & Medicaid Services (CMS)[8].

Zircaix[9] (TLX250-CDx, ^{89}Zr-DFO-girentuximab):

- BLA accepted by FDA for kidney cancer PET imaging, with Priority Review[10]. PDUFA[11] goal date 27 August 2025.
- ZiP-UP Phase 1 IIT of TLX250-CDx in patients with metastatic urothelial carcinoma or bladder cancer, completed.

Pixclara[9] (TLX101-CDx, ^{18}F-floretyrosine or ^{18}F-FET):

- Planned NDA resubmission for brain cancer imaging candidate in approximately three months.

AlFluor™:

- Novel PET radiochemistry solution based on fluorine-18 (^{18}F)-aluminium fluoride (AlF) announced as part of product lifecycle management.
- Strategic agreement with University Hospital Ghent and Ghent University for [^{18}F]AlF-PSMA-11, including extensive clinical data to enable a U.S. registration trial[12].

1. Telix ASX disclosure 13 February 2025.
2. Telix ASX disclosure 18 March 2025.
3. ClinicalTrials.gov ID: NCT05847348.
4. Imaging of prostate-specific membrane antigen with positron emission tomography.
5. Telix ASX disclosure 21 March 2025.
6. Telix media release 8 April 2025.
7. Telix social media 1 July 2025.
8. Telix ASX disclosure 9 July 2025.
9. Brand name subject to final regulatory approval.
10. Telix ASX disclosure 26 February 2025.
11. Prescription Drug User Fee Act.
12. Telix ASX disclosure 20 June 2025.

Business	2025 progress
Telix Manufacturing Solutions (TMS) **A global network of facilities for in-house production and distribution, working collaboratively with strategic partners.**	**Expand our global infrastructure for product delivery:** • Completed **acquisition of RLS (USA) Inc.**, America's only Joint Commission-accredited radiopharmacy network distributing PET, SPECT, and therapeutic radiopharmaceuticals[1]. • Preparing selected RLS sites for planned cyclotron installation with ARTMS QIS® technology. • **ARTMS** Drug Master File (DMF) for gallium-68 production technology referenced with Gozellix[2]. • **TMS Brussels South** (Seneffe, Belgium) received notice of Good Manufacturing Practice (GMP) accreditation for Illuccix[3], produced first GMP commercial radiopharmaceutical doses[4]. • **TMS Yokohama** (Japan) established as Telix's first cyclotron facility in the Asia Pacific region[5]. • Developed and validated a breakthrough generator technology for the production of alpha-emitting isotope, **lead-212 (^{212}Pb)**, successfully completed first production[6].

Prospects and likely developments

The future prospects of Telix's growth and operational targets will be assisted by:

- Continued revenue growth of Illuccix® and successful market entry for Gozellix®.
- Marketing authorization and successful commercial launches of follow-on imaging agents: Pixclara®[7] (TLX101-CDx) and Zircaix®[7] (TLX250-CDx).
- Advancement of the therapeutic pipeline.
- Integration and expansion of the RLS business.
- Operationalization of the TMS network.

More information relating to the factors that could affect our growth and operational targets is provided in the Managing risk section of Telix's 2024 Annual Report.

Changes to share capital

Total number of shares and options on issue

The Company had the below equity instruments on issue:

	31 December 2024	30 June 2025	At the date of this report
	Number	Number	Number
Shares on issue	334,724,485	338,399,059	338,399,059
Options, PSARs and share rights on issue	25,521,896	30,730,331	30,730,331
Convertible bonds	26,233,478	26,233,478	26,233,478

1. Telix ASX disclosure 28 January 2025.
2. ARTMS media release 1 April 2025.
3. Telix ASX disclosure 21 May 2025.
4. Telix media release 25 June 2025.
5. Telix media release 4 June 2025.
6. Telix media release 13 March 2025.
7. Brand name subject to final regulatory approval.

Issue of fully paid ordinary shares and rights for acquisitions during the period

The Company completed the following acquisitions during the period, which resulted in the respective issue of fully paid ordinary shares and rights outlined below.

ImaginAb Inc.

On 30 January 2025, Telix completed the acquisition of ImaginAb, Inc. The purchase price was paid to shareholders in equity through the issue of 2,053,311 fully paid ordinary Telix shares and the balance paid in cash.

In addition to the above, milestone rights have been issued to ImaginAb shareholders. Each milestone has a fixed dollar amount which can be settled either in cash or shares. Refer to note 11.2 for further details.

Exercise of unlisted share rights, options and performance share appreciation rights (PSARs) for the issue of fully paid ordinary shares

A total of 1,430,000 fully paid ordinary shares were issued upon exercise of 1,825,218 unlisted share options or PSARs during the half-year ended 30 June 2025.

On 31 January 2025 and 17 March 2025, a total of 94,512 and 83,395 shares were issued respectively from the exercise of Lightpoint performance rights.

On 17 March 2025 13,356 shares were issued from the exercise of Dedicaid performance rights.

Lapse of unlisted share options

A total of 807,707 unlisted share options lapsed, unexercised, during the period.

Issue of unlisted PSARs and share rights

During the period a total of 4,683,845 unlisted performance share incentive rights (PSIRs), PSARs and deferred share rights (SRs) were issued to employees. This included 166,483 PSARs and 2,595 SRs to the Managing Director and Group Chief Executive Officer, Christian Behrenbruch following shareholder approval at the Company's AGM held on 21 May 2025. These PSARs have a notional exercise price of $28.67 per PSAR. PSARs have a three-year performance measurement period. The SRs have a nil exercise price and a one-year measurement period, with a service condition. The vesting is subject to achievement of published performance measures, following the completion of the performance measurement period.

As at 30 June 2025, the number of equity incentives on issue under the Equity Incentive Plan and issued under exception 13 of Listing Rule 7.2 was 9.1% (31 December 2024: 7.6%)

Rounding of amounts

The Company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the 'rounding off' of amounts in the Directors' report. Amounts in the Directors' report have been rounded off in accordance with the instrument to the nearest hundred thousand dollars, or in certain cases, to the nearest dollar.

Subsequent events

On 22 July 2025, Telix announced the receipt of a subpoena from the U.S. Securities and Exchange Commission (SEC) seeking various documents and information primarily relating to the Company's disclosures regarding the development of the Company's prostate cancer therapeutic candidates. The Company is fully cooperating with the SEC and is in the process of responding to the information request. At this stage, this matter is a fact-finding request. The information request from the SEC does not mean that Telix or anyone else has violated United States federal securities laws or that the SEC has a negative opinion of any person, entity or security.

There were no other matters or circumstances from the end of the reporting period to the date of this report, which have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group.

Auditor independence

A statement of independence has been provided by the Company's auditor, PricewaterhouseCoopers, and is included in this report.

This report is made in accordance with a resolution of Directors.

Tiffany Olson
Chair

21 August 2025

Christian Behrenbruch
Managing Director and Group CEO

21 August 2025

pwc

Auditor's Independence Declaration

As lead auditor for the audit of Telix Pharmaceuticals Limited for the half-year ended 30 June 2025, I declare that to the best of my knowledge and belief, there have been:

a. no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b. no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Telix Pharmaceuticals Limited and the entities it controlled during the period.

Brad Peake
Partner
PricewaterhouseCoopers

Melbourne
21 August 2025

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006,
GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Interim financial report

Contents

Interim consolidated statement of comprehensive income or loss

for the half-year ended 30 June 2025

	Note	30 June 2025 US$'000	30 June 2024 US$'000 (Recast)
Continuing operations			
Revenue from contracts with customers	4.1	390,359	239,611
Cost of sales		(181,736)	(82,415)
Gross profit		**208,623**	**157,196**
Research and development costs	4.2	(81,583)	(55,438)
Selling and marketing expenses		(48,973)	(24,642)
Manufacturing and distribution costs	4.3	(18,849)	(8,417)
General and administration costs	4.4	(47,723)	(39,142)
Other losses (net)	4.7	(1,105)	(1,848)
Operating profit		**10,390**	**27,709**
Finance income		3,616	895
Finance costs	4.8	(18,842)	(5,731)
(Loss)/profit before income tax		**(4,836)**	**22,873**
Income tax benefit/(expense)		2,544	(3,282)
(Loss)/profit for the half-year		**(2,292)**	**19,591**
(Loss)/profit for the half-year attributable to:			
Owners of Telix Pharmaceuticals Limited		(2,292)	19,591
Other comprehensive income:			
Items that will not be reclassified to profit or loss in subsequent periods:			
Changes in the fair value of investments at fair value through other comprehensive income		(1,381)	(417)
Items to be reclassified to profit or loss in subsequent periods:			
Exchange differences on translation of foreign operations		6,928	6,528
Total comprehensive income for the half-year		**3,255**	**25,702**
Total comprehensive income for the half-year attributable to:			
Owners of Telix Pharmaceuticals Limited		3,255	25,702

	Note	30 June 2025 Cents	30 June 2024 Cents
Basic (loss)/earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company		(0.68)	5.98
Diluted (loss)/earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company		(0.68)	5.78

The above interim consolidated statement of comprehensive income or loss is to be read in conjunction with the notes to the interim consolidated financial statements.

Interim consolidated statement of financial position
as at 30 June 2025

	Note	30 June 2025 US$'000	31 December 2024 US$'000 (Recast)	1 January 2024 US$'000 (Recast)
Current assets				
Cash and cash equivalents		207,156	439,999	84,295
Trade and other receivables	5	123,630	86,928	44,041
Inventories	6	35,230	23,620	12,738
Current tax asset		5,893	5,912	5,237
Other current assets		26,104	13,658	12,380
Total current assets		**398,013**	**570,117**	**158,691**
Non-current assets				
Financial assets	7	36,708	34,746	8,387
Deferred tax assets		75,772	28,920	13,991
Property, plant and equipment	8	42,463	27,841	15,848
Right-of-use assets	9	31,714	5,805	5,010
Intangible assets	10	584,172	257,859	75,054
Other non-current assets		21,110	15,091	277
Total non-current assets		**791,939**	**370,262**	**118,567**
Total assets		**1,189,952**	**940,379**	**277,258**
Current liabilities				
Trade and other payables	12	133,565	86,790	54,334
Borrowings	13	12,694	11,763	660
Current tax payable		51,742	30,087	13,110
Contract liabilities		4,399	6,967	7,522
Lease liabilities	14	8,370	1,546	407
Provisions		896	576	395
Contingent consideration	15	72,281	53,215	25,417
Employee benefit obligations		14,635	14,144	9,528
Total current liabilities		**298,582**	**205,088**	**111,373**
Non-current liabilities				
Borrowings	13	371,478	341,811	5,945
Contract liabilities		1,017	2,036	8,320
Lease liabilities	14	25,711	5,042	5,252
Deferred tax liabilities		39,188	5,796	-
Other non-current liabilities		4,913	-	-
Provisions		9,326	8,530	5,475
Contingent consideration	15	17,440	18,834	38,036
Employee benefit obligations		356	305	212
Total non-current liabilities		**469,429**	**382,354**	**63,240**
Total liabilities		**768,011**	**587,442**	**174,613**
Net assets		**421,941**	**352,937**	**102,645**
Equity				
Share capital	17.1	473,110	414,012	315,178
Share capital reserve		(7,892)	15,945	(41,742)
Other reserves	17.2	107,705	75,894	16,328
Accumulated losses		(150,982)	(152,914)	(187,119)
Total equity		**421,941**	**352,937**	**102,645**

The above interim consolidated statement of financial position is to be read in conjunction with the notes to the interim consolidated financial statements.

Interim consolidated statement of changes in equity

for the half-year ended 30 June 2025

	Share capital	Share capital reserve	Other reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance as at 1 January 2025	**414,012**	**15,945**	**75,894**	**(152,914)**	**352,937**
Loss for the half-year	-	-	-	(2,292)	(2,292)
Other comprehensive income	-	-	5,547	-	5,547
Total comprehensive income/(loss) for the half-year	**-**	**-**	**5,547**	**(2,292)**	**3,255**
Issue of shares on acquisitions	30,127	-	-	-	30,127
Issue of shares on exercise of options	24,513	(23,837)	-	-	676
Share-based payments to employees	-	-	11,786	-	11,786
Share-based payments associated with acquisitions	-	-	23,160	-	23,160
Transfer on satisfaction of acquisition performance rights	4,458	-	(4,458)	-	-
Transfer on exercise of options	-	-	(4,224)	4,224	-
	59,098	**(23,837)**	**26,264**	**4,224**	**65,749**
Balance as at 30 June 2025	**473,110**	**(7,892)**	**107,705**	**(150,982)**	**421,941**

	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at 1 January 2024	**315,178**	**(41,742)**	**16,328**	**(187,119)**	**102,645**
Profit for the half-year	-	-	-	19,591	19,591
Other comprehensive income	-	-	6,111	-	6,111
Total comprehensive income for the half-year	**-**	**-**	**6,111**	**19,591**	**25,702**
Issue of shares on acquisitions	88,526	-	-	-	88,526
Issue of shares on exercise of options	4,064	(3,644)	-	-	420
Share based payments to employees	-	-	6,557	-	6,557
Share based payments associated with acquisitions	-	-	44,877	-	44,877
Transfer on exercise of options	-	-	(336)	336	-
	92,590	**(3,644)**	**51,098**	**336**	**140,380**
Balance as at 30 June 2024	**407,768**	**(45,386)**	**73,537**	**(167,192)**	**268,727**

The above interim consolidated statement of changes of equity is to be read in conjunction with the notes to the interim consolidated financial statements.

Interim consolidated statement of cash flows
for the half-year ended 30 June 2025

	30 June 2025	30 June 2024
	US$'000	US$'000
		(Recast)
Cash flows from operating activities		
Receipts from customers	372,005	234,664
Payments to suppliers and employees	(348,629)	(207,277)
Income taxes paid	(3,357)	(4,508)
Interest received	3,617	895
Interest paid	(5,887)	(442)
Net cash from operating activities	**17,749**	**23,332**
Cash flows from investing activities		
Payments for investments in financial assets	(826)	(1,302)
Payments for acquisition of subsidiaries, net of cash acquired	(224,659)	(15,540)
Purchases of intangible assets	(17,109)	(7,703)
Purchases of other non-current assets	(4,577)	(2,787)
Purchases of property, plant and equipment	(6,668)	(3,067)
Payments for contingent consideration	(5,015)	(32)
Net cash used in investing activities	**(258,854)**	**(30,431)**
Cash flows from financing activities		
Proceeds from borrowings	-	1,789
Repayment of borrowings	(451)	(298)
Principal element of lease payments	(3,148)	(489)
Proceeds from issue of shares and other equity	676	420
Net cash (used in)/from financing activities	**(2,923)**	**1,422**
Net decrease in cash held	**(244,028)**	**(5,677)**
Net foreign exchange differences	11,185	393
Cash and cash equivalents at the beginning of the half-year	439,999	84,295
Cash and cash equivalents at the end of the half-year	**207,156**	**79,011**

The above interim consolidated statement of cash flows is to be read in conjunction with the notes to the interim consolidated financial statements.

Notes to the interim consolidated financial statements

1. Corporate information

Telix Pharmaceuticals Limited (Telix or the Company) is a for profit company incorporated and domiciled in Australia. It is limited by shares that are publicly traded on the Australian Securities Exchange (ASX: TLX) and on the NASDAQ Exchange (NASDAQ: TLX). Telix develops and distributes commercial radiopharmaceutical products and continues to develop a portfolio of clinical-stage products that address significant unmet medical need in oncology and rare diseases.

Telix is the ultimate parent company of the Telix Pharmaceuticals Group (the Group).

This consolidated financial report of Telix Pharmaceuticals Limited for the half-year ended 30 June 2025 was authorized for issue in accordance with a resolution of the Directors on 21 August 2025.

2. Material accounting policy information and changes to the Company's accounting policies

This Interim financial report for the half-year reporting period ended 30 June 2025 has been prepared in accordance with IAS 34 / AASB 134 *Interim Financial Reporting* and the Corporations Act 2001 (Cth). This Interim financial report does not include all the notes of the type normally included in an Annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 31 December 2024.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, other than as disclosed in note 2.2.

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards. The Group has identified that there is no impact of new standards issued but not yet applied.

2.1. Going concern

These financial statements have been prepared on the basis that the Company is a going concern.

For the half-year ended 30 June 2025, the Group generated a loss after income tax of $2,292,000 (30 June 2024: profit after income tax of $19,591,000) and cash generated from operating activities of $17,749,000 (30 June 2024: $23,332,000). As at 30 June 2025, the net assets of the Group stood at $421,941,000 (31 December 2024: $352,937,000), with cash on hand of $207,156,000 (31 December 2024: $439,999,000).

Cash on hand, and anticipated future cash inflows in relation to commercial activities are considered sufficient to meet the Group's forecast cash outflows in relation to research and development activities currently underway and other committed business activities for at least 12 months from the date of this report.

On this basis, the Directors are satisfied that the Group continues to be a going concern as at the date of this report. Further, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the interim consolidated statement of financial position as at 30 June 2025.

As such, no adjustment has been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

2.2. Change in presentation currency

The Group has retrospectively changed its presentation currency from Australian Dollars to United States Dollars (USD or US$). The change in presentation currency, in the opinion of the Directors, will provide investors and other stakeholders with a clearer and more reliable understanding of the Group's business performance and is more comparable to the Group's peers, most of which are presented in USD.

The voluntary change in presentational currency is effective from 1 January 2025 and has been accounted for retrospectively in the interim consolidated financial statements.

The financial report has been recast to USD using the procedures outlined below:

1. Interim consolidated statement of comprehensive income or loss and Interim consolidated statement of cash flows have been translated into USD using foreign currency rates at the dates of transactions prevailing for the relevant period;
2. Assets and liabilities in the Interim consolidated statement of financial position have been translated into USD at the closing foreign currency rates on the relevant balance sheet dates;

3. The equity section of the Interim consolidated statement of financial position has been translated into USD as follows:
   a. Foreign currency translation reserve, share based payment reserve and accumulated losses have been translated to USD using foreign currency rates at the dates of transactions prevailing for the relevant period.
   b. Share capital and share capital reserves have been translated into USD using historical rates;
4. Earnings per share has been translated into USD based on the translated USD net income, translated as described above.

2.3. Revenue

2.3a. Sale of goods

The Group's revenue recognition policy has been updated below to reflect the impact of the acquisition of RLS.

Sales are recognized at a point-in-time when control of the products has transferred, being when the products are delivered to the customer. Further, in determining whether control has transferred, Telix considers if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue from sales is recognized based on the price specified in the contract, net of the estimated volume discounts and rebates.

Accumulated experience is used to estimate and provide for discounts, using the expected value method, and revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. No element of financing is deemed present as the sales are made with credit terms ranging from 30 to 45 days, which is consistent with market practice.

Where the Group uses third-party distributors to facilitate the supply of a product, a fee is charged for the radiolabelling process, with control transferring to the customer once the radiolabelling process is completed. This fee is expensed within Cost of sales in the Consolidated statement of comprehensive income or loss.

With the acquisition of RLS, the Group has the ability to perform the radiolabelling process for existing Telix products. The cost of radiolabelling for Telix products is recognized within Cost of sales in the Consolidated statement of comprehensive income or loss.

2.3b. Distribution services

Where RLS is a distributor for third-party customers, revenue is recognized via a service fee when it satisfies the performance obligation of the radiolabelling process. On completion of the radiolabelling process, control of the product transfers to RLS, which also recognizes revenue from the sale of goods once all performance obligations have been satisfied with the customer. These patient specific doses are transported and delivered to imaging clinics within specific time frames. Revenue is recognized in Revenue from contracts with customers within the Consolidated statement of comprehensive income and loss.

Distribution services contracts are generally fixed-price per dose and as such revenue is recognized on successful delivery of a ready-to-inject dose, as the customer receives and uses the benefits simultaneously.

3. Segment reporting

The Group operates in the Americas, Asia Pacific, and Europe, Middle East and Africa regions, with a significant presence in the U.S.A., Australia and Belgium.

Reportable segments

The Group operated three reportable segments during the half-year ended 30 June 2025.

The Group's operating segments are based on the reports reviewed by the Group Chief Executive Officer who is considered to be the chief operating decision maker. Following the strategic priority reorganization announcement in August 2024 the Group has presented three reportable segments and the prior period comparatives have been restated on a consistent basis. There is no change to the total revenue or profit/(loss) after tax of the Group.

Segment performance is evaluated based on Adjusted EBITDA[1]. Adjusted EBITDA excludes the effects of the remeasurement of contingent consideration and government grant liabilities and other income and expenses which may have an impact on the quality of earnings. Interest income and finance costs are not allocated to segments as this activity is managed by a central treasury function, which manages the cash position of the Group.

Segment assets and liabilities are measured in the same way as in the financial statements. The assets and liabilities are allocated based on the operations of the segment. Finance costs are allocated to segments where the activity of the segment is directly responsible for the incurred costs. Finance costs associated with Group financing as well as finance income are not allocated to segments as this type of activity is driven by head office, which manages the cash position of the Group.

Reportable segment	Principal activities
Precision Medicine	Commercial sales of Illuccix and other diagnostic products subsequent to obtaining regulatory approvals. This segment includes the development activities of the Group's diagnostic pipeline. The Group's International and Medical Technologies businesses are operating segments that are included within the Precision Medicine reportable segment due to the similar nature of the diagnostic products being sold or developed for commercialization.
Therapeutics	Developing the Group's core therapeutic pipeline for commercialization. This segment includes revenue received from license agreements prior to commercialization and research and development services. This segment includes the development activities of the Group's therapeutic pipeline.
Manufacturing Solutions	Telix Manufacturing Solutions business. This segment comprises costs to operate our facilities and assets associated with the Group's vertically integrated manufacturing and supply chain. This segment includes facilities at Brussels South, IsoTherapeutics, Optimal Tracers, ARTMS and RLS Radiopharmacies.

Reconciling items includes head office and centrally managed costs.

3.1. Segment performance

	Precision Medicine	Therapeutics	Manufacturing Solutions	Inter-segment eliminations	Total segment
30 June 2025	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Revenue from contracts with customers	305,835	3,994	80,530		390,359
Inter-segment revenue	-	-	33,761	(33,761)	-
Cost of sales	(108,839)	(108)	(103,485)	30,696	(181,736)
Gross profit	**196,996**	**3,886**	**10,806**	**(3,065)**	**208,623**
Research and development costs	(38,116)	(43,868)	(2,664)	3,065	(81,583)
Selling and marketing expenses	(40,886)	(464)	(7,623)	-	(48,973)
Manufacturing and distribution costs	(4,105)	(1,710)	(13,034)	-	(18,849)
General and administration costs	(11,317)	(2,002)	(7,116)	-	(20,435)
Other (losses)/gains (net)	(1,593)	19	27	-	(1,547)
Operating profit/(loss)	**100,979**	**(44,139)**	**(19,604)**	**-**	**37,236**
Other (losses)/gains (net)	1,593	(19)	(27)	-	1,547
Depreciation and amortization	2,074	117	6,969	-	9,160
Adjusted earnings before interest, tax, depreciation and amortization	**104,646**	**(44,041)**	**(12,662)**	**-**	**47,943**

1. Refer to the Glossary for a definition of this alternative performance measure.

For the half-year ended 30 June 2024	Precision Medicine US$'000 Recast	Therapeutics US$'000 Recast	Manufacturing Solutions US$'000 Recast	Total segment US$'000 Recast
Revenue from contracts with customers	236,245	2,839	527	239,611
Cost of sales	(82,415)	-	-	(82,415)
Gross profit	**153,830**	**2,839**	**527**	**157,196**
Research and development costs	(31,773)	(23,655)	(10)	(55,438)
Selling and marketing expenses	(24,450)	(88)	(104)	(24,642)
Manufacturing and distribution costs	(3,423)	(21)	(4,973)	(8,417)
General and administration costs	(11,578)	(29)	(1,479)	(13,086)
Other (losses)/gains (net)	(1,878)	-	48	(1,830)
Operating profit/(loss)	**80,728**	**(20,954)**	**(5,991)**	**53,783**
Other (losses)/gains (net)	1,878	-	(48)	1,830
Depreciation and amortization	1,824	10	219	2,053
Adjusted earnings before interest, tax, depreciation and amortization	**84,430**	**(20,944)**	**(5,820)**	**57,666**

Activities between segments are carried out at arm's length and are eliminated on consolidation. The amounts presented are measured consistently with the group's external reporting. Segment assets are allocated based on the operations of the segment and the physical location of the asset.

3.2. Reconciliation of total segment adjusted EBITDA to profit/(loss) before income tax

	Note	30 June 2025 US$'000	30 June 2024 US$'000 (Recast)
Total segment adjusted EBITDA		**47,943**	**57,666**
Unallocated income, expenses and eliminations:			
General and administration costs		(27,288)	(26,056)
Other losses (net)	4.7	(1,105)	(1,848)
Finance income		3,616	895
Finance costs	4.8	(18,842)	(5,731)
Depreciation and amortization	4.6	(9,160)	(2,053)
(Loss)/profit before income tax		**(4,836)**	**22,873**

General and administration costs predominantly comprise employment costs of $17,167,000 (30 June 2024: $12,524,000) and other centrally managed IT, legal and other corporate costs. Refer to note 4.4 for further details.

3.3. Operating segment assets and liabilities

30 June 2025	Precision Medicine US$'000	Therapeutics US$'000	Manufacturing Solutions US$'000	Total segment US$'000	Reconciling items US$'000	Group US$'000
Total assets	260,382	221,182	498,181	**979,745**	210,207	**1,189,952**
Total liabilities	182,137	44,823	153,535	**380,495**	387,516	**768,011**
Additions to non-current assets	536	78,651	279,664	**358,851**	3,026	**361,877**

31 December 2024	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	Reconciling items	Group
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
	Recast	Recast	Recast	Recast	Recast	Recast
Total assets	300,731	134,440	137,223	**572,394**	367,985	**940,379**
Total liabilities	149,745	9,414	53,962	**213,121**	374,321	**587,442**
Additions to non-current assets	1,590	92,867	110,828	**205,285**	308	**205,593**

Reconciling items primarily comprise cash and cash equivalents held centrally $162,108,000 (31 December 2024: $326,421,000), investments in financial assets $36,708,000 (31 December 2024: $34,746,000), property, plant and equipment $4,227,000 (31 December 2024: $1,084,000), tax assets and liabilities which are managed centrally.

3.4. Geographical information

	30 June 2025	30 June 2024
	Revenue by location of customer	Revenue by location of customer
	US$'000	US$'000
		(Recast)
Canada	1,735	540
China	4,502	3,123
United States	381,051	233,670
Other countries	3,071	2,278
Total	**390,359**	**239,611**

	30 June 2025	31 December 2024
	Non-current assets by location of asset	Non-current assets by location of asset
	US$'000	US$'000
		(Recast)
Australia	91,756	81,242
Belgium	55,831	36,324
Canada	86,920	78,292
United Kingdom	37,185	34,020
United States	440,302	107,904
Other countries	4,173	3,560
Total	**716,167**	**341,342**

The total non-current assets figure above excludes deferred tax assets.

4. Profit and loss information

The Group has identified a number of items which are material due to the significance of their nature and/or amount. These are listed separately here to provide a better understanding of the financial performance of the Group.

4.1. Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The Group derives revenue from the sale and transfer of goods and services over time and at a point in time under the following major business activities:

	Recognition	Operating segment	30 June 2025 US$'000	30 June 2024 US$'000 (Recast)
Sale of goods	At a point in time	Precision Medicine	305,765	235,615
Sale of goods	At a point in time	Manufacturing Solutions	76,807	-
Royalty income	At a point in time	Precision Medicine	55	630
Provision of services	At a point in time	Manufacturing Solutions	15	-
Provision of services	Over time	Manufacturing Solutions	3,708	527
Research and development services	Over time	Precision Medicine	15	-
Research and development services	Over time	Therapeutics	3,994	2,839
Total revenue from continuing operations			**390,359**	**239,611**

4.2. Research and development costs

The following costs are included within research and development costs:

	30 June 2025 US$'000	30 June 2024 US$'000 (Recast)
Therapeutics		
Phase 3	23,589	14,006
Phase 2	8,913	3,585
Early stage clinical candidates	6,267	2,394
Pre-clinical research and innovation	5,099	3,670
Total Therapeutics R&D	**43,868**	**23,655**
Precision Medicine		
Commercial	6,397	2,215
Pre-commercial	27,613	27,573
Pre-clinical research and innovation	4,106	1,985
Total Precision Medicine R&D	**38,116**	**31,773**
Total product development R&D	**81,984**	**55,428**
Manufacturing Solutions		
Other research and development projects	2,664	10
Total Manufacturing Solutions R&D	**2,664**	**10**
Inter-segment R&D	**(3,065)**	**-**
Total research and development costs	**81,583**	**55,438**

4.3. Manufacturing and distribution costs

The following costs are included within manufacturing and distribution costs:

	30 June 2025	30 June 2024
	US$'000	US$'000
		(Recast)
Radiopharmacy operations	3,175	-
Quality costs	4,477	2,916
Supply chain costs	1,720	631
Technical services	1,822	766
Global manufacturing costs	1,361	1,927

Costs associated with operating the RLS radiopharmacy sites such as salaries and wages of $18,888,000, depreciation of $2,871,000 and amortisation of $642,000 are included within the cost of sales line item of the Interim consolidated statement of comprehensive income or loss.

4.4. General and administration costs

The following costs are included within general and administration costs:

	30 June 2025	30 June 2024
	US$'000	US$'000
		(Recast)
Professional fees	6,866	5,505
U.S. listing costs	-	5,067
IT infrastructure, hosting and support	2,802	2,246
Travel, conferences and entertainment	1,318	1,884
Rent and insurance	2,175	1,404

4.5. Employment costs

	30 June 2025	30 June 2024
	US$'000	US$'000
		(Recast)
Salaries and wages	83,965	38,915
Short term incentives	9,215	4,150
Sales commissions	3,235	2,637
Share-based payment charge	11,585	6,557
Superannuation	1,633	912
Non-Executive Directors' fees	386	250
	110,019	**53,421**

Salaries and wages of $19,169,000 (30 June 2024: $1,283,000) are included within the cost of sales line item of the Interim consolidated statement of comprehensive income or loss.

4.6. Depreciation and amortization

	30 June 2025	30 June 2024
	US$'000	US$'000
		(Recast)
Amortization of intangible assets	4,620	1,448
Depreciation	4,965	993
	9,585	**2,441**

Amortization of intangible assets includes $3,142,000 (30 June 2024: $nil) related to intangible assets recognized as part of the acquisition of RLS.

4.7. Other losses (net)

	30 June 2025	30 June 2024
	US$'000	US$'000
		(Recast)
Remeasurement of contingent consideration	2,016	2,029
Remeasurement of provisions	394	65
Realised currency gain	(1,151)	(45)
Other income	(149)	(228)
Unrealised currency (gain)/loss	(5)	27
	1,105	**1,848**

4.8. Finance costs

	30 June 2025	30 June 2024
	US$'000	US$'000
		(Recast)
Unwind of discount	12,410	5,286
Interest expense on lease liabilities	1,054	229
Convertible bond interest expense	4,911	-
Interest expense	231	81
Bank fees	236	135
Finance costs	**18,842**	**5,731**

The Group recognized an unwind of discount on convertible bonds of $10,863,000 (30 June 2024: $nil), unwind of working capital facility costs of $212,000, (30 June 2024: $nil), contingent consideration liabilities of $990,000 (30 June 2024: $4,945,000), provisions of $208,000 (30 June 2024: $128,000), and contract liabilities of $137,000 (30 June 2024: $213,000).

5. Trade and other receivables

	30 June 2025	31 December 2024
	US$'000	US$'000
		(Recast)
Trade receivables	126,406	87,059
Allowance for impairment losses	(2,776)	(131)
	123,630	**86,928**

6. Inventories

	30 June 2025	31 December 2024
	US$'000	US$'000
		(Recast)
Raw materials and stores	17,754	8,915
Work in progress	11,826	8,598
Finished goods	13,395	8,686
Provision for obsolescence	(7,745)	(2,579)
Total inventories	**35,230**	**23,620**

The amount of inventory recognized as an expense during the period was $67,795,000 (30 June 2024: $10,506,000).

Inventory manufactured as part of the Zircaix[1] commercial manufacturing process qualification and validation has been capitalized as work in progress, with a corresponding provision for obsolescence recognized. This is on the basis that, prior to regulatory approval, the Group has not demonstrated that the batches produced can be sold commercially.

7. Financial assets

		30 June 2025	31 December 2024
		US$'000	US$'000
	Fair value level		(Recast)
Investment in Mauna Kea Technologies	Level 1	1,463	2,104
Investment in Atonco SAS	Level 3	2,268	1,670
Investment in IRMA Surgical Pty Ltd	Level 3	326	-
Restricted cash[1]	Level 1	32,651	30,972
Total financial assets		**36,708**	**34,746**

1. The Group has entered into a cash security deposit with HSBC Bank Australia Limited as part of the working capital facility agreement. The cash security deposit has been reclassified from cash and cash equivalents due to the maturity being greater than 90 days.

Refer to the Group's 2024 Annual Report for further disclosure of the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in these financial statements.

1. Brand name subject to final regulatory approval.

8. Property, plant and equipment

	Land and buildings	Plant and equipment	Construction in progress	Furniture, fittings and equipment	Leasehold improvements	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2025	**17,140**	**7,365**	**-**	**1,764**	**1,572**	**27,841**
Additions	-	3,590	3,032	571	1,017	8,210
Acquisition of businesses	-	5,038	-	753	225	6,016
Reclassifications	-	(868)	-	868	-	-
Changes in provisions	(466)	-	-	-	-	(466)
Depreciation charge	(27)	(1,716)	-	(396)	(262)	(2,401)
Exchange differences	1,640	1,118	144	301	60	3,263
Balance at 30 June 2025	**18,287**	**14,527**	**3,176**	**3,861**	**2,612**	**42,463**
Cost	18,526	15,764	3,176	5,199	3,348	46,013
Accumulated depreciation	(239)	(1,237)	-	(1,338)	(736)	(3,550)
Net book amount	**18,287**	**14,527**	**3,176**	**3,861**	**2,612**	**42,463**

	Land and buildings	Plant and equipment	Furniture, fittings and equipment	Leasehold improvements	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at 1 January 2024	**14,004**	**317**	**466**	**1,061**	**15,848**
Additions	26	7,515	1,470	428	9,439
Acquisition of business	-	933	173	424	1,530
Reclassifications	(53)	(73)	77	49	-
Changes in provisions	3,564	-	-	-	3,564
Depreciation charge	-	(234)	(312)	(228)	(774)
Exchange differences	(401)	(1,093)	(110)	(162)	(1,766)
Balance at 31 December 2024	**17,140**	**7,365**	**1,764**	**1,572**	**27,841**
Cost	17,352	7,794	2,706	2,047	29,899
Accumulated depreciation	(212)	(429)	(942)	(475)	(2,058)
Net book amount	**17,140**	**7,365**	**1,764**	**1,572**	**27,841**

9. Right-of-use assets

	Properties	Motor vehicles	Total
	US$'000	US$'000	US$'000
Balance at 1 January 2025	**4,072**	**1,733**	**5,805**
Additions	379	200	579
Acquisition of businesses	23,764	3,270	27,034
Depreciation charge	(2,081)	(483)	(2,564)
Exchange differences	454	406	860
Balance at 30 June 2025	**26,588**	**5,126**	**31,714**
Cost	32,170	6,931	39,101
Accumulated depreciation	(5,582)	(1,805)	(7,387)
Net book amount	**26,588**	**5,126**	**31,714**
	(Recast)	**(Recast)**	**(Recast)**
Balance at 1 January 2024	**4,197**	**813**	**5,010**
Additions	-	1,482	1,482
Acquisition of businesses	1,129	-	1,129
Depreciation charge	(1,118)	(414)	(1,532)
Exchange differences	(136)	(148)	(284)
Balance at 31 December 2024	**4,072**	**1,733**	**5,805**
Cost	7,573	3,055	10,628
Accumulated depreciation	(3,501)	(1,322)	(4,823)
Net book amount	**4,072**	**1,733**	**5,805**

The consolidated statement of comprehensive income or loss shows the following amounts relating to right-of-use assets:

Depreciation charge on right-of-use assets	30 June 2025	31 December 2024
	US$'000	US$'000
Properties	2,081	1,118
Motor vehicles	483	414
	2,564	**1,532**

10. Intangible assets

	Goodwill	Intellectual property	Customer relationships and brands	Software	Patents	Licenses	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	$'000
Balance at 1 January 2025	**66,586**	**176,426**	**741**	**2,284**	**318**	**11,504**	**257,859**
Acquisition of businesses	130,487	-	90,200	-	-	15,400	236,087
Additions	-	32,820	-	232	13	46,155	79,220
Measurement period adjustments	4,731	-	-	-	-	-	4,731
Reclassifications	(18,759)	18,759	-	-	-	-	-
Amortization charge	-	(1,313)	(2,621)	-	(12)	(674)	(4,620)
Changes in provisions	-	232	-	-	-	-	232
Exchange differences	2,764	6,025	-	310	24	1,540	10,663
Balance at 30 June 2025	**185,809**	**232,949**	**88,320**	**2,826**	**343**	**73,925**	**584,172**
Cost	185,809	251,344	91,103	2,826	679	75,652	607,413
Accumulated amortization	-	(18,395)	(2,783)	-	(336)	(1,727)	(23,241)
Net book amount	**185,809**	**232,949**	**88,320**	**2,826**	**343**	**73,925**	**584,172**
	(Recast)	**(Recast)**	**(Recast)**	**(Recast)**	**(Recast)**	**(Recast)**	**(Recast)**
Balance as at 1 January 2024	**3,940**	**62,547**	**-**	**1,109**	**362**	**7,148**	**75,106**
Acquisition of business	65,452	26,232	902	-	-	-	92,586
Additions	-	92,867	-	1,303	-	5,257	99,427
Reclassifications	52	-	-	-	-	(52)	-
Amortization charge	-	(2,589)	(142)	-	(30)	(300)	(3,061)
Impairment reversals	-	475	-	-	-	-	475
Changes in provisions	-	993	-	-	-	-	993
Exchange differences	(2,858)	(4,099)	(19)	(128)	(14)	(549)	(7,667)
Balance at 31 December 2024	**66,586**	**176,426**	**741**	**2,284**	**318**	**11,504**	**257,859**
Cost	66,586	192,448	902	2,284	609	12,434	275,263
Accumulated amortization	-	(16,022)	(161)	-	(291)	(930)	(17,404)
Net book amount	**66,586**	**176,426**	**741**	**2,284**	**318**	**11,504**	**257,859**

The allocation of intangible assets acquired during the period to their respective cash-generating units (CGU) is summarized below:

			30 June 2025
Operating segment	Useful life	Product or business unit	US$'000
Therapeutics	Indefinite	FAP candidates	10,906
Therapeutics	Indefinite	Telix Targeting Technology	67,011
Manufacturing Solutions	Indefinite	RLS	130,487
Manufacturing Solutions	Definite	RLS	105,600

Impairment trigger for goodwill and indefinite life intangible assets

The Group has considered reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amounts of the intangible assets at 30 June 2025 to exceed their recoverable amounts. The intangible assets arising from the RLS, ImaginAb and FAP targeting candidates acquisitions are outlined below. The balances recognized as part of the RLS acquisition during the half-year are provisional and subject to change within the 12 month measurement period, refer to note 11.1 for further details.

11. Acquisitions

11.1. RLS, (US) Inc.

On 28 January 2025, Telix completed the acquisition of RLS (USA), Inc (RLS), a radiopharmacy network distributing PET, SPECT and therapeutic radiopharmaceuticals. The acquisition of RLS is aligned to Telix's investment strategy around vertically integrated supply chain, manufacturing, and distribution, further enabling the delivery of future clinical and commercial radiopharmaceutical products.

The total consideration is $245,750,000, of which $230,000,000 was paid in cash. Up to a further $20,000,000 is payable in cash, contingent on achievement of certain milestones related to demonstration of accretive financial and operational performance during the four-quarters following closing.

The following table summarizes the consideration paid for RLS and the fair value of assets acquired and liabilities assumed at the acquisition date. These balances are provisional and subject to change as outlined below within the 12 month measurement period.

The provisional fair value of deferred tax assets and trade and other payables are subject to change for the reasons below:

- Deferred tax assets: a formal tax analysis is required to assess the recoverability of the acquired carried forward tax losses associated with the acquired deferred tax assets, and
- Trade and other payables: Due to ongoing post-closing invoices received or payments made that relate to pre-acquisition activities. These invoices or payments generally reflect liabilities for goods or services received prior to the acquisition date, which were not initially included in the provisional fair value of trade and other payables.

These provisional amounts will be finalised upon completion of the relevant assessments and adjustments, and any resulting changes will be reflected in the Group's financial statements as at 31 December 2025.

Consideration	Provisional fair value US$'000
Cash paid	230,000
Contingent consideration	15,750
Total consideration	**245,750**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	4,201
Trade and other receivables	22,848
Inventories	3,676
Prepayments and other current assets	15,450
Property, plant and equipment	5,911
Right-of-use assets	26,405
Investment in sub-lease	1,628
Trade and other payables	(27,828)
Lease liabilities	(28,707)
Deferred consideration	(6,381)
Contingent consideration	(1,742)
Total identifiable assets and liabilities	**15,461**
Fair value adjustments	
Customer relationships	60,400
Trademarks	29,800
Licenses	15,400
Deferred tax liabilities	(27,456)
Deferred tax assets	21,658
Total fair value adjustments	**99,802**
Goodwill	130,487
Total	**245,750**

The goodwill arising is attributable to the acquired workforce, anticipated future cost savings from utilizing RLS' radiopharmaceutical distribution capabilities and synergies of integrating the business within the Group. The goodwill arising from the acquisition has been allocated to the manufacturing solutions CGU.

Fair value adjustments have been recognized for acquisition-related intangible assets and related deferred tax.

The useful economic lives of each of these acquisition-related intangible assets is as follows:

Acquired intangible asset	Useful economic life
Customer relationships	20 years
Trademarks	10 years
Licenses	10 years

RLS contributed $79,042,000 towards revenue and a net loss of $7,422,000 towards the Group's loss before tax attributable to equity holders of the parent for the period after the date of acquisition. As a preliminary assessment, had the acquisition of RLS been completed on the first day of the period, Group revenues would have been approximately $13,607,000 higher and Group loss before tax attributable to equity holders of the parent would have been approximately $1,484,000 higher.

11.2. ImaginAb Inc.

On 30 January 2025, Telix completed the acquisition of a pipeline of next-generation therapeutic candidates, proprietary novel biologics technology platform, and a protein engineering and discovery research facility to enhance existing innovation capabilities from antibody engineering company ImaginAb.

The upfront purchase price for the transaction was $67,116,000, which comprised $10,000,000 in cash and $29,896,000 in equity at closing through the issue of 2,053,311 fully paid ordinary Telix shares in January 2025 at a share price of US$18.60 per share. A further $60,000,000 in Milestone Rights, or performance rights, is payable in cash and/or in ordinary shares, upon achievement of certain clinical milestones. The purchase price also includes a deferred amount payable of $3,472,000 (up to a maximum of $4,000,000 in equity) at the conclusion of a 15-month indemnity period.

Upon achievement of specific key development and commercial milestones, Telix will pay up to a total of $185 million, a portion of which may be paid in cash or equity at Telix's election. Royalties are also payable on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees, as applicable. The acquisition will be allocated to the Therapeutics operating segment.

The Group has assessed that the acquisition does not meet the definition of a business in IFRS 3/AASB 3 *Business Combinations* as the Group concluded that the acquisition does not include a self-sustaining substantive process capable of generating outputs. The assets acquired are discovery stage assets and the process of transforming them into commercially available products remains undeveloped and incomplete at the acquisition date. On this basis, the Group has concluded that the components acquired will be treated as an asset acquisition.

The performance rights associated with the development milestones have been recognized as an equity settled share-based payment at a fair value of $23,160,000 which has been included in the fair value of intellectual property. Each milestone associated with the rights has a fixed dollar amount which can be settled either in cash or shares. The fair value of the performance rights was determined based on management's assessment of the likelihood of each milestone being reached against the fixed dollar amount for that milestone. The likelihood of the milestones being attained are considered non-vesting conditions as there are no further services or obligations of the counterparty, thus being reflected in the fair value.

The following table summarizes the consideration paid for ImaginAb, the fair value of assets acquired and liabilities assumed at the acquisition date.

	Fair value
Consideration	**US$'000**
Cash paid	10,000
Performance rights issued	23,160
Equity issued	29,895
Acquisition related costs	589
Deferred payment	3,472
Total consideration	**67,116**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Property, plant and equipment	105
Right-of-use assets	629
Intellectual property	25,866
Licenses	41,145
Lease liabilities	(629)
Total identifiable assets and liabilities	**67,116**

Acquisition-related intangible assets of $25,866,000 relate to the valuation of the acquired ImaginAb therapeutic candidate intellectual property and $41,145,000 associated with a perpetual licence for the targeting technology platform. The useful economic life of the intellectual property has not been assessed at the acquisition date, as the intellectual property is not available for commercial use until regulatory approval has been obtained.

11.3. FAP targeting candidates

On 12 March 2025 Telix entered into an asset purchase and exclusive worldwide in-license agreements for a suite of clinically validated FAP-targeting therapeutic and precision medicine (diagnostic) radiopharmaceutical candidates.

At closing Telix entered into an exclusive worldwide licence agreement with a German company controlled by Professor Frank Roesch, SCV GmbH, and a concurrently-signed asset purchase agreement with German company Medianezia GmbH, which collectively hold the intellectual property rights to the FAP assets.

Telix paid €5,300,000 (US$5,774,000) in cash (in addition to €700,000 (US$763,000) paid upfront at agreement signing); and will pay a further €4,000,000 (US$4,354,000) in cash in the 12 months following entry into the agreements, subject to potential indemnity set-off. Telix will pay up to a further €132,000,000 (US$154,650,000) contingent upon achievement of certain clinical development and regulatory milestones related to both the diagnostic and therapeutic candidates under both agreements. An additional €20,000,000 (US$23,432,000) will be payable under the license agreement on achievement of certain commercial milestones related to the diagnostic product; as well as royalties on net sales in the low to mid-single digits on the diagnostic product and an earlier formulation of the therapeutic product, if used.

The Group has assessed that the acquisition does not meet the definition of a business in IFRS 3/AASB 3 *Business Combinations* as the Group concluded that the acquisition does not include a self-sustaining substantive process capable of generating outputs. On this basis, the Group has concluded that the components acquired will be treated as an asset acquisition.

Contingent consideration in connection with the purchase of individual assets outside of business combinations is recognised as a financial liability only when the non-contingent obligation arises (i.e. when milestone is met). The determination of whether the payment should be capitalised or expensed is usually based on the reason for the contingent payment.

For the acquisition of the FAP targeting candidates, contingent payments based on regulatory approvals received (i.e. development milestones) will be capitalised as the payments are incidental to the acquisition and making the asset available for its intended use. Contingent payments associated with sales related milestones will be expensed.

The fair values of identifiable assets on acquisition are outlined below:

	Fair value
Consideration	**US$'000**
Cash paid	6,521
Acquisition related costs	31
Deferred payment	4,354
Total consideration	**10,906**
Recognized amounts of identifiable assets acquired and liabilities assumed	
Intellectual property	6,544
License agreement	4,362
Total identifiable assets and liabilities	**10,906**

11.4. Acquisition of ARTMS, Inc.

On 11 April 2024 Telix completed the acquisition of radioisotope production technology firm ARTMS, Inc. (ARTMS). During the period the Group finalised the purchase price allocation associated with the ARTMS acquisition. The adjustments to the acquired assets and liabilities and resultant goodwill were as follows:

Identifiable assets and liabilities	Increase or decrease	US$'000
Intellectual property	Increase	18,759
Deferred tax liabilities	Increase	(4,731)
Goodwill	**Decrease**	**(14,028)**

12. Trade and other payables

	30 June 2025	31 December 2024
	US$'000	US$'000
		(Recast)
Trade creditors	51,685	42,227
Accruals	38,638	29,578
Other creditors	37,428	10,772
Accrued royalties	1,408	1,617
Payroll liabilities	3,666	1,857
Government rebates payable	740	739
Total trade and other payables	**133,565**	**86,790**

13. Borrowings

	30 June 2025		31 December 2024	
	Current	Non-current	Current	Non-current
	US$'000	US$'000	US$'000	US$'000
			(Recast)	(Recast)
Secured				
Bank loans	1,266	9,003	923	8,526
Working capital facility	-	(119)	-	(93)
Total secured borrowings	**1,266**	**8,884**	**923**	**8,433**
Unsecured				
Convertible bonds	11,428	362,594	10,840	333,378
Total unsecured borrowings	**11,428**	**362,594**	**10,840**	**333,378**
Total borrowings	**12,694**	**371,478**	**11,763**	**341,811**

Refer to the Group's 2024 Annual Report for further disclosure of the Group's borrowing arrangements.

14. Lease liabilities

The consolidated statement of financial position shows the following amounts relating to leases:

	30 June 2025	31 December 2024
	US$'000	US$'000
		(Recast)
Balance at 1 January	6,588	5,659
Additions	1,381	2,611
Acquisition of businesses	29,336	-
Interest expense	1,054	486
Lease payments (principal and interest)	(4,202)	(1,867)
Exchange differences	(76)	(301)
Balance at 30 June / 31 December	**34,081**	**6,588**

Lease liabilities	30 June 2025	31 December 2024
	US$'000	US$'000
		(Recast)
Current	8,370	1,546
Non-current	25,711	5,042
Total lease liabilities	**34,081**	**6,588**

The consolidated statement of comprehensive income shows the following amounts relating to leases:

Interest expense relating to leases	30 June 2025	31 December 2024
	US$'000	US$'000
		(Recast)
Properties	957	427
Motor vehicles	97	59
Total lease interest	**1,054**	**486**

The total cash outflow for leases for the half-year ended 30 June 2025 comprises $3,148,000 (30 June 2024: $489,000) principal and $1,054,000 (30 June 2024: $229,000) interest payments.

15. Contingent consideration

	Total
	US$'000
Balance at 1 January 2025	**72,049**
Remeasurement of contingent consideration	2,016
Unwind of discount	990
Charged to profit or loss	**3,006**
Exchange differences	1,957
Acquisition of businesses	17,492
Amounts adjusted to intangible assets	232
Payments for contingent consideration	(5,015)
Balance at 30 June 2025	**89,721**
Current	72,281
Non-current	17,440
Total contingent consideration	**89,721**
	(Recast)
Balance at 1 January 2024	**63,453**
Remeasurement of contingent consideration	7,784
Unwind of discount	9,546
Charged to profit or loss	**17,330**
Exchange differences	(2,446)
Acquisition of businesses	19,783
Amounts adjusted to intangible assets	1,080
Payments for contingent consideration	(27,151)
Balance at 31 December 2024	**72,049**
Current	53,215
Non-current	18,834
Total contingent consideration	**72,049**

15.1. RLS

Telix acquired RLS on 28 January 2025 and recognized a contingent consideration liability associated with the $20,000,000 deferred cash consideration, which is payable in cash within 12 months following the close of the acquisition, contingent on achievement of certain milestones related to demonstration of accretive financial and operational performance during the four-quarters following closing.

The contingent consideration liability has been valued on an undiscounted basis, using an unobservable Level 3 input of an assessed probability of success factor for each milestone. A 10.0% increase in the probability of success factors would increase the contingent consideration by $1,750,000 and a 10.0% decrease in the probability of success would decrease the contingent consideration by $2,000,000.

15.2. ARTMS

Telix acquired ARTMS on 11 April 2024. Part of the consideration for the acquisition was in the form of future payments contingent on certain clinical or commercial milestones. All earn-outs which have not otherwise expired will terminate on the 10 year anniversary of completion.

In addition to the above, the contingent consideration includes future royalty payments for a low single to low double-digit percentage of net sales of ARTMS products or Telix products.

The contingent consideration liability has been valued using a discounted cash flow model that utilizes certain unobservable Level 3 inputs. These key assumptions include risk adjusted post-tax discount rate at acquisition of 15%, FDA approval dates, expected sales volume over the forecast period and net sales price per unit.

The following table summarizes the quantitative information about these assumptions, including the impact of sensitivities from reasonably possible changes where applicable:

Contingent consideration valuation

Unobservable input	Methodology	30 June 2025
Risk adjusted post-tax discount rate	The post-tax discount rate used in the valuation has been determined based on required rates of returns of listed companies in the biotechnology industry (having regards to their stage of development, size and risk adjustments).	A 0.5% increase in the post-tax discount rate would decrease the contingent consideration by $145,000 and a 0.5% decrease in the post-tax discount rate would increase the contingent consideration by $145,000.
Expected sales volumes - ARTMS and Telix products	This is determined through assumptions on target market population, penetration and growth rates in the United States and Europe.	A 10.0% increase in the sales volumes would increase the contingent consideration by $616,000 and a 10.0% decrease in sales volumes would decrease the contingent consideration by $616,000.
Net sales price per unit	The net sales price per unit is estimated based on comparable products currently in the market.	A 10.0% increase in the net sales price per unit would increase the contingent consideration by 10.0% to $629,000 across the different royalties and a 10.0% decrease in net sales price per unit would decrease the contingent consideration by 10.0% to $629,000 across the different royalties.

16. Contractual maturities of financial liabilities

As at 30 June 2025, the contractual maturities of the Group's non-derivative financial instrument liabilities are outlined below. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the consolidated statement of financial position.

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at 30 June 2025	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
Non-derivatives						
Trade and other payables	133,565	-	-	-	133,565	133,565
Other non-current liabilities	-	-	6,360	-	6,360	4,913
Borrowings	5,563	5,790	463,840	2,770	477,963	384,172
Lease liabilities	4,399	4,051	21,764	8,431	38,645	34,081
Government grant liability	764	819	1,129	154	2,866	2,377
Contingent consideration	51,641	20,715	19,978	1,632	93,966	89,721
Total financial liabilities	**195,932**	**31,375**	**513,071**	**12,987**	**753,365**	**648,829**

As at 31 December 2024, the contractual maturities of the Group's non-derivative financial liabilities were as follows:

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
	US$'000	**US$'000**	**US$'000**	**US$'000**	**US$'000**	**US$'000**
As at 31 December 2024	**(Recast)**	**(Recast)**	**(Recast)**	**(Recast)**	**(Recast)**	**(Recast)**
Non-derivatives						
Trade and other payables	86,790	-	-	-	86,790	86,790
Borrowings	5,203	5,208	443,637	2,929	456,977	353,574
Lease liabilities	960	924	5,029	38	6,951	6,588
Government grant liability	773	313	849	117	2,052	1,859
Contingent consideration	53,043	-	23,653	1,232	77,928	72,049
Total financial liabilities	**146,769**	**6,445**	**473,168**	**4,316**	**630,698**	**520,860**

17. Equity

17.1. Share capital

	30 June 2025	31 December 2024	30 June 2025	31 December 2024
	Number '000	Number '000	US$'000	US$'000
				(Recast)
Opening balance	**334,725**	**323,727**	**414,012**	**315,178**
Shares issued through the exercise of share options and warrants[1]	1,430	525	24,513	5,357
Shares issued for Dedicaid[2]	13	-	232	-
Shares issued for Lightpoint[3]	178	-	4,458	-
Shares issued for ImaginAb[4]	2,053	-	29,895	-
Shares issued for IsoTherapeutics[5]	-	718	-	5,816
Shares issued for ARTMS[6]	-	5,675	-	46,733
Shares issued for QSAM[7]	-	4,080	-	40,928
Closing balance	**338,399**	**334,725**	**473,110**	**414,012**

1. Options exercised during the half-year through the employee Equity Incentive Plan resulted in 1,430,000 (31 December 2024: 525,000) shares being issued for a total value of $24,513,000 (31 December 2024: $5,357,000).
2. On 17 March 2025 13,356 shares were issued from the exercise of Dedicaid performance rights.
3. On 31 January 2025 and 17 March 2025, a total of 94,512 and 83,395 shares were issued respectively from the exercise of Lightpoint performance rights.
4. On 30 January 2025, the Group completed the acquisition of ImaginAb. The consideration included the issue of 2,053,311 fully paid ordinary Telix shares at AU$24.37 per share.
5. On 9 April 2024, the Group completed the acquisition of IsoTherapeutics. The consideration included the issue of 717,587 fully paid ordinary Telix shares at AU$12.42 per share.
6. On 11 April 2024, the Group completed the acquisition of ARTMS. The consideration included the issue of 5,674,365 fully paid ordinary Telix shares at AU$12.62 per share.
7. On 3 May 2024, the Group completed the acquisition of QSAM. The purchase price included the issue of 3,671,120 fully paid ordinary Telix shares at AU$14.80 per share and a further 409,026 fully paid ordinary Telix shares at AU$18.05 per share..

The weighted average ordinary shares for the period 1 January 2025 to 30 June 2025 is 337,202,831 (31 December 2024: 331,226,491). The Company does not have a limited amount of authorized capital.

17.2. Other reserves

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total
	US$'000	US$'000	US$'000	US$'000
Balance as at 1 January 2025	**(1,640)**	**81,404**	**(3,870)**	**75,894**
Other comprehensive income/(loss)	6,928	-	(1,381)	5,547
Total comprehensive income/(loss) for the half-year	**6,928**	**-**	**(1,381)**	**5,547**
Share-based payments to employees	-	11,786	-	11,786
Share-based payments associated with acquisitions	-	23,160	-	23,160
Transfer on satisfaction of acquisition performance rights	-	(4,458)	-	(4,458)
Transfer on exercise of options	-	(4,224)	-	(4,224)
	-	**26,264**	**-**	**26,264**
Balance as at 30 June 2025	**5,288**	**107,668**	**(5,251)**	**107,705**

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total
	US$'000	US$'000	US$'000	US$'000
	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at 1 January 2024	**(7,179)**	**24,119**	**(612)**	**16,328**
Other comprehensive income/(loss)	6,528	-	(417)	6,111
Total comprehensive loss	**5,539**	**-**	**(3,258)**	**2,281**
Share-based payments to employees	-	12,928	-	12,928
Share-based payments associated with acquisitions	-	44,877	-	44,877
Transfer on exercise of options	-	(520)	-	(520)
	-	**57,285**	**-**	**57,285**
Balance as at 31 December 2024	**(1,640)**	**81,404**	**(3,870)**	**75,894**

18. Commitments and contingent liabilities

18.1. Commitments

At 30 June 2025, the Group had commitments for future R&D costs, and capital commitments relating to the construction of the Blackwood Street and Brussels South radiopharmaceutical production facilities. R&D commitments in future years relate to agreements for manufacture of products for clinical trials and costs are estimated based on the contractual obligations included within agreements entered into by the Group.

The Group also entered into agreements with Clinical Research Organizations for our clinical trials. These future costs are not included in commitments as activities are generally based on time and materials, are within the control of the Group, and can be terminated without significant penalties.

	Due < 1 year	Due > 1 year
	US$'000	US$'000
30 June 2025		
Capital commitments	23,674	15,056
R&D commitments	24,904	8,301
	48,578	**23,357**
31 December 2024	**(Recast)**	**(Recast)**
Capital commitments	27,846	13,939
R&D commitments	18,676	4,720
	46,522	**18,659**

18.2. Contingent liabilities and contingent assets

Refer to the Group's 2024 Annual Report for further details of existing agreements that could give rise to contingent liabilities. The Group has entered into a number of agreements with other third parties pertaining to intellectual property. Contingent liabilities may arise in the future if certain events or developments occur in relation to these agreements and as of 30 June 2025 Telix has assessed the likelihood of these contingent liabilities arising to be remote.

Telix has received a subpoena from the U.S. Securities and Exchange Commission (SEC)[1] seeking various documents and information primarily relating to the Company's disclosures regarding the development of the Company's prostate cancer therapeutic candidates. The Company is fully cooperating with the SEC and is in the process of responding to the information request. At this stage, this matter is a fact-finding request. The information request from the SEC does not mean that Telix or anyone else has violated United States federal securities laws or that the SEC has a negative opinion of any person, entity or security.

1. Telix ASX disclosure 22 July 2025.

Telix cannot predict the outcome of the investigation, duration, result or future costs associated with the SEC investigation. Costs incurred to date in responding to the information request have been included in profit or loss. Telix has not recognized a provision in its financial statements with respect to the SEC investigation, as the outcome of this matter is not probable or reasonably estimable at this time.

19. Related party transactions

There were no purchases of goods or services from entities controlled by key management personnel during the half-year ended 30 June 2025.

20. Events occurring after the reporting period

On 22 July 2025, Telix announced[1] the receipt of a subpoena from the U.S. Securities and Exchange Commission (SEC) seeking various documents and information primarily relating to the Company's disclosures regarding the development of the Company's prostate cancer therapeutic candidates. The Company is fully cooperating with the SEC and is in the process of responding to the information request. At this stage, this matter is a fact-finding request. The information request from the SEC does not mean that Telix or anyone else has violated United States federal securities laws or that the SEC has a negative opinion of any person, entity or security.

There were no other matters or circumstances from the end of the reporting period to the date of this report, which have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group.

1. Telix ASX disclosure 22 July 2025.

Directors' declaration

In the opinion of the Directors:

a. the financial statements and notes of the Group are in accordance with the *Corporations Act 2001 (Cth)*, including:
   i. giving a true and fair view of the Group's financial position as at 30 June 2025 and of its performance for the half-year ended on that date; and
   ii. complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
b. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors and has been made after receiving the declarations by the Chief Executive Officer and Chief Financial Officer and as recommended under the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations for the half-year ended 30 June 2025.

Tiffany Olson
Chair
21 August 2025

Christian Behrenbruch
Managing Director and Group CEO
21 August 2025

Independent auditor's review report to the members of Telix Pharmaceuticals Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Telix Pharmaceuticals Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the interim consolidated statement of financial position as at 30 June 2025, the interim consolidated statement of changes in equity, interim consolidated statement of cash flows and interim consolidated statement of comprehensive income or loss for the half-year ended on that date, material accounting policy information and selected explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Telix Pharmaceuticals Limited does not comply with the *Corporations Act 2001* including:

1. giving a true and fair view of the Group's financial position as at 30 June 2025 and of its performance for the half-year ended on that date
2. complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity* (ASRE 2410). Our responsibilities are further described in the *Auditor's responsibilities for the review of the half-year financial report* section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional & Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006,
GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the *Corporations Act 2001*, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the Group's financial position as at 30 June 2025 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

PricewaterhouseCoopers

Brad Peake
Partner

Melbourne
21 August 2025

Alternative performance measures (APMs)

The Group believes that Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA), Adjusted earnings before interest, tax and research and development (Adjusted EBITRD), Adjusted earnings before interest, tax, depreciation, amortization and research and development (Adjusted EBITDAR), net working capital and net tangible assets per share provide useful information to users of the financial statements. The terms are not defined terms under International Financial Reporting Standards (IFRS) and may therefore not be comparable with similarly titled measures reported by other companies. They are not intended to be a substitute for, or superior to, IFRS measures and are discussed further in the Glossary.

Outlined below is a reconciliation of the Group's APMs used to measure performance.

			30 June 2025	30 June 2024
Metric	**Note**	**Operating segment**	**US$'000**	**US$'000**
Operating profit			10,390	27,709
Adjusting items:				
Revenue from contracts with customers	4.1	Therapeutics	(3,994)	(2,839)
Research and development costs	4.2		81,583	55,438
U.S. listing costs	4.4		-	5,067
Other losses (net)	4.7		1,105	1,848
Adjusted EBITRD			**89,084**	**87,223**
Depreciation and amortization	4.6		9,585	2,441
Adjusted EBITDAR			**98,669**	**89,664**
Product development revenue and costs			(77,589)	(52,599)
Adjusted EBITDA			**21,080**	**37,065**

Glossary

Alternative performance measures

In reporting financial information, the Group presents alternative performance measures (APMs) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The alternative performance measures are not defined by IFRS and therefore may not be directly comparable with other companies' alternative performance measures. The key APMs that the Group uses are outlined below.

APM	Closest equivalent IFRS measure	Reconciling items to IFRS measure	Definition and purpose
Income statement measures			
Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA)	Loss before income tax	Finance costs, depreciation and amortization, remeasurement of provisions, U.S. Listing costs, transaction costs associated with acquisitions and other losses.	Used to help assess current operational performance excluding the impacts of non-cash sunk costs (i.e. depreciation and amortization from initial investment in tangible and intangible assets). It is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.
Adjusted earnings before interest, tax, depreciation, amortization and research and development (Adjusted EBITDAR)	Loss before income tax	Finance costs, depreciation and amortization, remeasurement of provisions, U.S. Listing costs, transaction costs associated with acquisitions, other losses and revenue and costs associated with product development activities.	Used to assess the Group's performance excluding non-operating expenditure, finance costs, depreciation and amortization and product development activities. Included as a metric for LTVR targets.
Adjusted earnings before interest, tax, research and development (Adjusted EBITRD)	Loss before income tax	Finance costs, remeasurement of provisions, U.S. Listing costs, transaction costs associated with acquisitions, other losses and revenue and costs associated with product development activities.	Used to assess the Group's performance excluding non-operating expenditure, finance costs and product development activities. Included as a metric for LTVR targets in 2022.
Balance sheet measures			
Net tangible asset per share	None	Net assets excluding intangible assets, deferred tax assets and right-of-use assets divided by the Group's weighted average number of ordinary shares on issue.	Disclosed in the Group's Appendix 4E as required by Rule 4.3A of the ASX listing rules.

Abbreviations used in Interim Report

We have outlined below the meaning of various abbreviations or acronyms used in the Interim Report.

Abbreviation	Term
AASB	Australian Accounting Standards Board
BLA	Biologics License Application
ccRCC	Clear Cell Renal Cell Carcinoma
CMS	Centers for Medicare & Medicaid Services
CTA	Clinical Trial Application
CTN	Clinical Trial Notification
EBITDA	Earnings Before Interest, Tax, Depreciation, and Amortization
EBITDAR	Earnings Before Interest, Tax, Depreciation, Amortization and R&D
EBITRD	Earnings Before Interest, Tax, Research, and Development
EEA	European Economic Area
FAP	Fibroblast Activation Protein
FDA	U.S. Food and Drug Administration
FET	O-(2-[18F]fluoroethyl)-L-tyrosine
GMP	Good Manufacturing Practice
HCPCS	Healthcare Common Procedure Coding System
IFRS	International Financial Reporting Standards
IIT	Investigator-Initiated Trial
IND	Investigational New Drug Application
MAA	Marketing Authorization Application
mCRPC	Metastatic Castration-Resistant Prostate Cancer
NDA	New Drug Application
PAS	Prior Approval Supplement
PDUFA	Prescription Drug User Fee Act
PET	Positron Emission Tomography
PSAR/PSIR	Performance Share Appreciation Rights / Performance Share Incentive Rights
PSMA	Prostate-Specific Membrane Antigen
R&D	Research and Development
SALA	Systemic amyloid light chain amyloidosis
SEC	Securities and Exchange Commission (U.S.)
SoC	Standard of care
SOP	Standard operating procedure
SOX	Sarbanes–Oxley Act
SPECT	Single Photon Emission Computed Tomography
SR	Share Rights
STS	Soft tissue sarcoma
TAT	Targeted alpha therapy
TGA	Australian Therapeutic Goods Administration
TMS	Telix Manufacturing Solutions
TNBC	Triple-negative breast cancer

Company directory

Company Secretary

Genevieve Ryan

Investor Relations and Corporate Communications

Kyahn Williamson

Registered Office

Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne VIC 3051
info@telixpharma.com
www.telixpharma.com

Australian Business Number

85 616 620 369

Securities Exchange Listing

Australian Securities Exchange
ASX Code: TLX

NASDAQ Global Select Market
NASDAQ: TLX

Auditor

PricewaterhouseCoopers
2 Riverside Quay
Southbank VIC 3006

Share Registry

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